FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   October 2005

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: October 14, 2005	/s/ Douglas Perkins Name: Douglas Perkins Title: Chief Financial Officer

For Immediate Release
October 13, 2005

Potential to Expand at Bondi and Surrounding Area
800m step out intersects 49m grading 3.2 g/t

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the results from grassroots drilling programs carried out on the Company’s 100 per cent owned Hounde belt gold properties in southwest Burkina Faso, West Africa. The Hounde belt properties include the following four contiguous permits; Bondigui (“Bondi”), Intiedougou, Sebedougou and Poyo. The most significant results were from the Bondigui permit where an RC drill fence intersected the projected extension of the Bondi Main Zone 800m to the north. Hole BRC457 was collared in mineralization and intersected 49m grading 3.2g/t. Hole BRC456, which only partially intersected the zone, encountered 10 meters grading 1.2 g/t and ended in mineralization. The true width of the mineralized zone is estimated to be 35m and no step-out holes have yet been drilled to the north or south of BRC456 and BRC457.

To date, Orezone has outlined an indicated resource of 162,964 ounces grading 2.88g/t and an inferred resource of 34,591ounces grading 2.41 g/t in the Bondi Main Zone over an 800m strike length from section 2800N to section 3600N (press release November 26, 2004). The latest drilling is located on section 4400N. Results from deep drilling on the Bondi Main Zone as well as a small zone of mineralization outlined to the south have not yet been included in the NI 43-101 compliant resource estimate. The latest drilling program was completed in June of this year and was designed to test coincident induced polarization and soil geochemical anomalies over the projected extension of the Bondi Main Zone as well as over a number of new structures. Due to a backlog of samples at assay labs in West Africa, final results were not received until late September.

Hounde Belt Grassroots Exploration Results
The Bondi Main Zone structure has a strong geophysical and geochemical response for over 4 km yet only represents a small portion of a 75 km volcanic belt that is 100 per cent covered by Orezone’s Hounde belt properties. This 1,000 km² land package straddles the contact between the Eastern Volcanics and the Tarkwaian sediments, which is one of the two main gold bearing fault zones that trend northeast through Burkina Faso. A number of scout drilling programs are being carried out to test the potential of this belt. Noteworthy results from recent programs include:

•	15m grading 3.31 g/t on the Sebedougou permit, 36km NE of Bondigui

•	6m grading 3.55 g/t on the Inteidougou permits, 26 km NE of Bondigui

•	3m grading 13.34 g/t on the Gueguere permit, 49 km ENE of Bondigui

•	5.5km geochem anomaly on the Poyo permit, 22 km SW of Bondigui

The results of all these programs are currently being compiled and evaluated and additional work will be undertaken later in the fall on these and other permits.

Note: Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the SGS Laboratory in Tarkwa, Ghana and Abilab Laboratory in Ouagadougou, Burkina Faso,, both internationally recognized laboratories. A minimum of 5% of the samples are for QA/QC, which includes pulp duplicates, coarse duplicates, standards and blanks. The program was carried out under the supervision of Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

Ron Little, President of Orezone stated, “Orezone’s objective is to continue building the global resource along this belt to the threshold required to support a stand alone mining operation.” He added that “We already have a good start with the Bondi Main Zone and are quite optimistic about its potential along strike and at depth. The results from the latest grassroots drill targets confirm our ability to continue building a pipeline of growth prospects. “

Orezone Resources Inc. (OZN:TSX, Amex) is an emerging gold producer that owns Essakane, the largest gold deposit in Burkina Faso, West Africa where its partner Gold Fields Limited is earning up to a 60% interest. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President, Corporate Development
rlittle@orezone.com	gbowes@orezone.com
(613) 241-3699

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.